SEC File Number:000-20193
                                                  CUSIP Number: 030910 20 2

                                 FORM 12b-25

                    U.S. SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C.  20549

                           NOTIFICATION OF LATE FILING

                                   (Check One)

           [X] Form 10-K and Form 10-KSB  [ ] Form 20-F  [ ] Form 11-K
                  [ ] Form 10-Q and Form 10-KSB  [ ] Form N-SAR
                       For Period Ended:  December 31, 1998

                        [ ] Transition Report on Form 10-K
                        [ ] Transition Report on Form 20-F
                        [ ] Transition Report on Form 11-K
                        [ ] Transition Report on Form 10-Q
                            [ ] Transition Report on Form N-SAR
                  For the Transition Period Ended:  N/A
______________________________________________________________________________
Nothing in this Form shall be construed to imply that the Commission has verified any information herein.
______________________________________________________________________________

     If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: N/A

Part I - Registrant Information

     Full Name of Registrant:  Americomm Resources Corporation

     Former name if applicable:  N/A

     Address of Principal
     Executive Office(Street and Number):  15 East 5th Street, Suite 4000
                                           Tulsa, Oklahoma  74103-4346

Part II - Rules 12b-25(b) and (c)

     If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

[X] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X] (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

[ ]  (c)  The accountant's statement or other exhibit required by Rule 12b-25
          (c) has been attached if applicable.

Part III - Narrative

State below in reasonable detail the reasons why the Form 10-K and Form 10-KSB, 20-F, 11-K, 10-Q and Form 10-QSB, N-SAR or the transition report or portion thereof, could not be filed within the prescribed period.

           Due to a recent increase in the Registrant's activities and its limited number of employees, the Registrant has been unable to complete and file its Annual Report on Form 10-KSB for the year ended December 31, 1998 by the filing deadline of March 31, 1999.

Part IV - Other Information

(1) Name and telephone number of person to contact in regard to this notification:

           Thomas R. Bradley             918         587-8093
           (Name)                    (Area Code)  (Telephone Number)

(2) Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify
           report(s).  [X]  Yes     [ ]  No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? [ ] Yes [X] No

           If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.



                        AMERICOMM RESOURCES CORPORATION
                 ____________________________________________
                 (Name of Registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


DATE:  March 31, 1999             By:  /s/Thomas R. Bradley
                                       THOMAS R. BRADLEY
                                       President and Chief Executor Officer